UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

001-36437

DORIAN LPG LTD.
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(Exact name of registrant as specified in its charter)

c/o Dorian LPG (USA) LLC
 27 Signal Road, Stamford, Connecticut 06902
(203) 674-9900
______________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Stock Purchase Rights(1)
______________________________________________________________________________
(Title of each class of securities covered by this Form)

Common stock, par value $0.01 per share
_______________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
ddsd	Rule 12g-4(a)(1)	☒
	Rule 12g-4(a)(2)	☐
	Rule 12h-3(b)(1)(i)	☐
	Rule 12h-3(b)(1)(ii)	☐
	Rule 15d-6	☒
	Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None
Pursuant to the requirements of the Securities Exchange Act of 1934, Dorian LPG Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	January 26, 2018	By:	/s/ Theodore B. Young
Name: Theodore B. Young
Title: Chief Financial Officer

(1) The Preferred Stock Purchase Rights (the "Rights") expired on January 26, 2018 pursuant to the terms of the Rights Agreement, dated as of December 16, 2016, as amended on January 26, 2018, by and between Dorian LPG Ltd. (the "Company") and Computershare Inc., as rights agent. The Company initially filed a Form 8-A to register the Rights on December 16, 2016.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.